Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
New York City REIT, Inc.:

We consent to the use of our report dated March 15, 2019, with respect to the consolidated balance sheet of New York City REIT, Inc. as of December 31, 2018, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (and financial statement schedule III) incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

New York, New York
August 19, 2020